EXHIBIT 99.21

CORDOVACANN (CSE: CDVA / OTCQB: LVRLF) RELEASES EARNINGS AND

PROVIDES UPDATE ON STAR BUDS CANNABIS CO. RETAIL OPERATIONS

Star Buds Cannabis Co. Retail Revenues Reach Another Record High in October

TORONTO, ONTARIO, November 2, 2021 - CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, recently released its annual consolidated financial statements, and is pleased to provide an update on its Star Buds Cannabis Co. retail operations in Canada.

Cordova announced that for its fiscal year ended June 30, 2021, the Company generated $10.3 million in revenues in comparison to $0.2 million the year prior, primarily driven by the growth of the Star Buds Cannabis Co. retail footprint in Canada. Net loss per share was (0.06), an improvement from a net loss per share of (0.10) in fiscal 2020. CordovaCann used $221 thousand in cash flow from operations during the fiscal year.

“We are very pleased with the financial performance of fiscal 2021, especially given that we entered the year with just one open store and finished the year with seven stores in Canada,” stated Taz Turner, Chairman and CEO of Cordova. “In fiscal 2022, our US operations should contribute materially to our financial performance along with substantial growth in our retail store base given that we have already nearly doubled our store count since the start of fiscal 2022.”

The Star Buds Cannabis Co. stores posted another record month of revenues in October, despite it being a seasonally weaker part of the year for the industry. For the month, the store chain generated revenues of $1.26 million with a gross margin of 25.7%. This equates to a revenue run rate of $15.1 million annually. Each of the six most recently opened stores generated more revenues in October than any month prior, signaling that customer awareness is rising in these newer locations. Management expects substantial growth in retail revenues in the coming months driven by continued strong performance from the existing store base and through the addition of new stores by year-end.

“The Star Buds Cannabis Co. stores are gaining traction in newer markets and brand awareness is increasing as we open up more stores,” stated Taz Turner. “We will open additional stores to close out calendar 2021 and are looking forward to accelerating our growth in 2022.”

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the retail, processing and production vertical markets of the cannabis industry.

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities, the anticipated benefits of the opening of the store and the prospect of opening additional retail stores. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com

(917) 843-2169

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